UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34947

Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Bin Li
Name:	:	Bin Li
Title:	:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 8, 2011

EXHIBIT INDEX

Exhibit 99.1	–	Press release regarding shareholder resolutions adopted at 2011 Annual General Meeting

Exhibit 99.2	–	Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association

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